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                              June 1, 2023

       Mark Fidler
       Chief Financial Officer
       Berkshire Grey, Inc.
       140 South Road
       Bedford, MA 01730

                                                        Re: Berkshire Grey,
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A filed May 2, 2023
                                                            File No. 001-39768
                                                            Schedule 13E-3
filed May 2, 2023 by Berkshire Grey, Inc., Softbank Group
                                                            Corp., SVF II BG
(DE) LLC et. al
                                                            File No. 005-91900

       Dear Mark Fidler:

   Comment Letter Exchagne Act Filings Intro Text
   Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed on May 2, 2023

       Reasons for the Merger, page 31

   1.                                                   Discussion in the
Background of the Merger    section of the proxy statement indicates
                                                        Party A and Party D had
expressed interest in engaging in a transaction with the
                                                        Company, but other than
a brief reference to Party A in the second to last bullet point on page 32, there is no
disclosure regarding the outcome of the Company   s discussion with
                                                        each of these parties.
Please supplement the disclosure to provide this information.
   2.                                                   Given the disclosure on
page 20 that Party A    is a significant stockholder and affiliate of
                                                        the Company, with one
representative on the Board,    please advise why the Company has
                                                        not disclosed Party A
s identity.
 Mark Fidler
FirstName  LastNameMark   Fidler
Berkshire Grey, Inc.
Comapany
June 1, 2023NameBerkshire Grey, Inc.
June 1,
Page 2 2023 Page 2
FirstName LastName
3. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
         to each filing person   s fairness determination and should be
discussed in reasonable
         detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13,
         1981). We note that the Softbank Entities have expressly adopted the analysis and resulting conclusion of the Board. However, it does not appear that such analysis includes the factor described in clause (viii) of Instruction 2 to Item 1014 or explain why such
         factor was not deemed material or relevant to the Board   s fairness
determination. Please
         revise this section to include such factor. In addition, if the procedural safeguard in Item
         1014(c) was not considered, please explain why the Board and Softbank Entities believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.
Certain Effects of the Merger for Parent, page 50

4. Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A.
Unaudited Prospective Financial Information of the Company, page 52

5. Disclosure on page 52 indicates that "the Company Projections reflect numerous estimates
         and assumptions   " Please revise to disclose such assumptions and
quantify where
         practicable.
Cautionary Statement Concerning Forward-Looking Information, page 93

6.       Disclosure in the last paragraph indicates that    [t]he Company
undertakes no obligation to
         update or to revise any forward-looking statements.    Such statement
is inconsistent with
         the Company   s obligations to amend and promptly disseminate revised
information in the
         event that its existing disclosure materially changes. See Exchange Act Rule 13e-3(d)(2),
         (e)(2) and (f)(1)(iii). Please revise accordingly.
Incorporation of Certain Documents By Reference, page 117

7.       Disclosure on page 117 states:

                   We incorporate by reference into this proxy statement   any
documents filed by the
              Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement, and prior to the date of the Special Meeting
                   We also incorporate by reference into this proxy statement, but not into the Schedule
              13E-3, additional documents that the Company may file with the SEC under Section
              13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement to the date of the Special Meeting.
                   Any statement contained in a document incorporated by reference into this proxy statement will be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained in this proxy statement or any other subsequently filed document that is incorporated by reference into this proxy statement modifies or supersedes the statement. The information incorporated by
 Mark Fidler
Berkshire Grey, Inc.
June 1, 2023
Page 3
           reference is considered to be a part of this proxy statement and, with respect to this proxy statement but not with respect to the Schedule 13E-3, later information that the
           Company files with the SEC will update and supersede that information.

      Note that neither Schedule 13E-3 nor Schedule 14A permits general forward
      incorporation    of documents to be filed in the future. Rather, you must
amend your
      document to specifically list any such filings. Please revise. See General Instruction F of
      Schedule 13E-3 and Note D of Schedule 14A.
Comment Letter Exchagne Act Filings Conclusion Text


                                                            Sincerely,
FirstName LastNameMark Fidler
                                                            Division of
Corporation Finance
Comapany NameBerkshire Grey, Inc.
                                                            Office of Mergers &
Acquisitions
June 1, 2023 Page 3
cc:       Mark Opper
FirstName LastName